Filed by TLG Acquisition One Corp. and Electriq Power, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: TLG Acquisition One Corp.

Commission File No.: 001-39948

The following is an edited transcript of a video made available by TLG Acquisition One Corp. and Electriq Power, Inc. on November 14, 2022 on their respective websites.

Mike Lawrie: Hello everyone. Thank you for taking some time with us today. I am Mike Lawrie, the Chief Executive Officer of TLG Acquisition One Corp. And we’re really excited to be able to discuss our planned merger with Electriq Power. Electriq has a huge opportunity to grow into a large addressable market that has recently been helped by legislation, particularly the Inflation, Reduction Act. The company has an end to end comprehensive differentiated solution for the residential energy storage marketplace. Now, we believe that this opportunity is attractive for investors and if you could turn the page, we have an exceptional management team with great experience that will execute the business plan and drive value creation as we move forward. And with that, it’s my pleasure to introduce the Chief Executive Officer of Electriq Power, Frank Magnotti. Frank, please.

Frank Magnotti: Thank you, Mike. Electriq offers distributed energy solutions for residential use. We offer a combination of hardware, software, and services. Our technology is proven and we have multiple customers under signed contracts. We believe strongly in our ESG mission, and that involves being prudent, panoramic and providing serviceswith parity. We’re scaling rapidly with a projected revenue of 133 million and profitable next year. Key components in the energy ecosystem include power Generation, the grid, a network operating center, and the consumer. Electriq participates in all three of these segments through battery and software, which serves as the energy management hub of the home. We manage groups of batteries called fleets for our customers and ourselves through our network operating center that drives operational efficiencies and customer satisfaction. Electriq’s software platform enables discharge of the battery or an array of batteries aggregated on a demand call from the grid operator during super peak times and prices earning valuable high margin, long term recurring revenues called the Virtual Power Plant.

We have achieved several technology and customer milestones over just the last two years. Our latest generation battery, the PowerPod2, has been successfully proven in customer deployments. We have scaled from tens of units per month to hundreds, and we’re on track for thousands of units per month. In the last year, we successfully signed up a large white label customer, multiple sustainable community network customers, including Parlier and Santa Barbara, and are in contract negotiations with a large project finance partner. We also have a direct impact on the communities we operate in, system resiliency for our customers, outages, medical use cases, affordable solutions to low income communities, ESG cost and energy savings.

The addressable market is massive, driven by transition to residential solar growing at 15% even before the impact of the Inflation Reduction Act. Our vision is an appliance, one in every home, increasing battery attachment rates drives battery growth of 20% plus. Even with modest market share increases, we will see 40% plus growth. And this is just US residential. We have room to grow. Beyond that state support for incentives is gathering momentum given recent outages and the need to relieve pressure on grid infrastructure. In addition, the Inflation Reduction Act is a huge tailwind for us. The solar investment tax credit, the ITC, has been restored to 30% and there are bonus tax incentives for lower income households. That creates additional opportunity for us and is consistent with our mission statement.

We go to market in three ways: white label distributors, microgrids and sustainable community networks. The white label is focused primarily on hardware that gets distributed through long term take or pay contracts.

Margins are lowest in this channel as distributors and installers all share in the value chain. Microgrids are community aggregators through which we do programmatic sales in specific markets and involve a combination of hardware, recurring services and software revenue. Sustainable community networks are our fastest growing segment that we are really excited about and where we recently announced an agreement with Santa Barbara. These sales involve 25 year power purchase agreements with potential for significant software and virtual power plant revenues over that time. Our margins are highest in these sustainable community networks as we control the whole value chain and a majority of our revenue next year will come from this channel, which will drive increasing profitability.

Our white label partner was our launch customer that we signed last year. We have delivered over a thousand units to this white label partner. Through Q2 2023 we will continue to scale with them and have 60 million dollars in signed purchase order backlog. We plan to duplicate this white label model with other players in this segment, for example, for auto and car charging use cases. Microgrids are community aggregators of distributed energy through solar and batteries. We deliver a turnkey solution that allows communities to store and access energy when needed. An example of this would be the contract we have in Puerto Rico, particularly of value to communities that don’t always have access to a reliable centralized grid. Our margin profile for microgrid is more favorable than white label, 28% gross margin on the upfront revenue. This includes battery hardware, installation services and program development that we do for micros.

In addition, once the batteries are installed, we get the benefit of virtual power plant and software revenues over the life of the installation, which are 50 to 90% gross margin. In terms of unit economics, for every $1 of battery revenue, we get 15 cents of installation and development fees and an additional 35 cents of high margin software services and virtual power plant revenues. Over time, sustainable community networks are a complete solution. We offer products to municipalities that we sign up that include solar battery install software services and grid services. Parlier was our first pilot in sustainable community networks and that has been very successful in a typical sale electric market solar plus battery solution to a residential customer. As a municipality branded program, electric receives upfront revenue for solar battery installation and program development. Our project finance partner finances the installation under a 25 year power purchase agreement power purchase agreement and receives recurring payment from the customer.

In addition to upfront revenue, Electriq also receives 75% of any virtual power plant revenue over the 25 year life of the power purchase agreement. This results in favorable unit economics with 30% gross margin on the upfront revenue and 50 to 90% gross margin on virtual power plant and software revenues over the life of the installation. So in terms of unit economics for the sustainable communities program, for every dollar of battery revenue we get, we get $2 of solar installation and development fees and an additional $1 high margin software services and virtual power plant revenue over time. We have a significant sustainable community network opportunity in just California with an addressable market of 6 billion. Santa Barbara alone approximately is 80 million of revenue opportunity next year, and we have other near term pipeline opportunities in Buena Park, Coalinga, and Goleta. . We believe the sustainable community network opportunity will rapidly expand to other states with the adoption of the inflation reduction Act. And with that, I’d like to turn it over to Jim Van Hoof, our Chief Operating Officer.

Jim Van Hoof: Thanks, Frank. Electriq Power is a system integrator that has an end to end differentiated solution. We own the physical design and the system requirements and our open architecture allows us to be hardware agnostic. Our software suite provides value all the way through the value chain from a proprietary installer app to unique end customer capabilities, fleet management capabilities to grid services. Our key differentiators include our cloud platform, which includes our proprietary installer app and offers customers unlimited flexibility as how much power is in their battery and when they would choose to use it offers fleet operators data to assist them in managing their fleets. And finally, and most important is our software is Open ADR certified, providing seamless integration with utility demand response programs. We offer both AC and DC coupled systems, opening up a larger addressable market. Most competitors offer one or the other, but not both. Our modular design and installation app provides for quicker installation.

We offer both LTE and wifi maximizing communication redundancy with both our network operating center and the grid. Our installation differentiation starts with our modular design. Our product is UL 95 40 certified for field installation. This modular design, along with our proprietary app, makes our system quicker to install, typically with a crew of two in a single day versus competitors with larger, heavier systems. This helps the installer by reducing truck roll and limits disruption to the homeowner. Our near-term technology enhancements include horizontal integration with home energy management systems, as well as work to integrate bidirectional charging with electric vehicles. Furthering our hub of the home strategy, we’re filling out our suite of fleet management offerings, allowing for different data packages at different pricing levels. A new enclosure design allows more batteries in a single enclosure, reducing wall space and taking out cost. We’re enhancing our market leading communications protocol by moving to an E-SIM which automatically switches between the large three largest cell operators to find the strongest signal.

Our modular design allows us to be hardware agnostic and provides for a capital light, low touch assembly operation. Our current capacity is sufficient to meet our 2023 shipment targets on a single shift. We have locked in supply for key components to ensure a secure supply from a key component perspective. We have or are in the process of securing second sources for all critical components. This will reduce single supplier risk, provide cost reduction opportunities, and allow us to geographically diversify away from China. Move to the financials. In the upper left, you can see our unit shipments increasing rapidly from around 1200 this year to more than 6,000 next year. In the upper right you can see the correlative impact on revenue. We have high confidence in this plan for three reasons. We have a clear sight to revenue opportunities, we have secured supply for key components and have the assembly capacity.

As you can see on the bottom, this plan demonstrates measurable improvement in gross margin and allows us to be EBITDA positive by next year. Our mix is shifting from primarily white label this year to more profitable sustainable communities network and microgrid next year, allowing for material gross margin improvement. Over the longer term, we are creating a stream of recurring revenue for software and services microgrid, for example; in microgrid, close to 25% of revenue will come from software and services over a 10 year term. In the sustainable communities network, to 25% of revenue will come from software and services over a 25 year term of a power purchase agreement. This is just one customer example with 8,000 units which we can replicate with others. We are at an inflection point in the business and ready to scale with a proven product. We are executing on our white label customer, moving from pilots to orders and sustainable communities, network and microgrid. We have secured supply and alternate suppliers to offset supply chain risk. Mike, I’m going to hand it back to you for your closing thoughts.

Mike Lawrie: Okay, thank you very much Frank and Jim. In summary, we’ve got a really great market opportunity, a huge addressable market that’s growing very rapidly and looks like it’s really going to take off. With the recent legislation, Electriq’s got a complete comprehensive end to end differentiated solution that we can bring to that very large marketplace. We think we have a very attractive financial model that will generate substantial shareholder value as we execute the plan going forward. And we’ve got a management team that’s got enormous experience in this marketplace and is totally focused on the execution of the business model and creating shareholder value. So in closing, I’d just like to thank everyone for their time today. We look forward to, working together and creating value for our investors, for our people, for our customers, and for our partners.

Additional Information and Where to Find It

This communication relates to a proposed business combination transaction (the “Business Combination”) involving TLG Acquisition One Corp. (“TLG”) and Electriq Power, Inc. (“Electriq”) pursuant to which Electriq would become a wholly-owned subsidiary of TLG and TLG would be renamed New Electriq Holdings, Inc. This communication may be deemed to be solicitation material in respect of the proposed Business Combination. The proposed Business Combination will be submitted to TLG’s stockholders for their consideration. In connection with the proposed Business Combination, TLG intends to file with the SEC a registration statement on Form S-4 (the “Form S-4”) containing a joint proxy statement/consent solicitation statement/prospectus (the “Joint Proxy Statement/Consent Solicitation Statement/Prospectus”) to be distributed to TLG’s and Electriq’s stockholders in connection with TLG’s solicitation of proxies for the vote of TLG’s stockholders in connection with the proposed Business Combination, Electriq’s and other matters as described in such Joint Proxy Statement/Consent Solicitation Statement/Prospectus. The Joint Proxy Statement/Consent Solicitation Statement/Prospectus will also serve as the prospectus relating to the offer of the securities to be issued to Electriq’s stockholders in connection with the completion of the proposed Business Combination. TLG also intends to file other relevant documents with the SEC regarding the proposed Business Combination. The definitive Joint Proxy Statement/Consent Solicitation Statement/Prospectus will be mailed to TLG’s stockholders when available. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED BUSINESS COMBINATION, INVESTORS AND STOCKHOLDERS OF TLG AND INVESTORS AND STOCKHOLDERS OF ELECTRIQ AND OTHER INTERESTED PERSONS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/CONSENT SOLICITATION STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND OTHER DOCUMENTS FILED BY TLG WITH THE SEC IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION OR INCORPORATED BY REFERENCE THEREIN CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION.

The Joint Proxy Statement/Consent Solicitation Statement/Prospectus, any amendments or supplements thereto and other relevant materials, and any other documents filed by TLG with the SEC, may be obtained once such documents are filed with the SEC at the SEC’s website at www.sec.gov or free of charge from TLG at https://tlgacquisitions.com/investor-relations/default.aspx or by directing a written request to TLG at 515 North Flagler Drive, Suite 520, West Palm Beach, FL 33401.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

TLG, Electriq and certain of their respective executive officers, directors, other members of management and employees and other persons may, under the rules of the SEC, be deemed to be “participants” in the solicitation of proxies or written consents in connection with the proposed Business Combination. Information regarding TLG’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2021, which was filed with the SEC on March 25, 2022 (the “Annual Report”). To the extent that holdings of TLG’s securities have changed from the amounts reported in the Annual Report, such changes have been or will be reflected on Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. These documents may be obtained free of charge from the sources indicated above. Information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Form S-4, the Joint Proxy Statement/Consent Solicitation Statement/Prospectus and other relevant materials relating to the proposed Business Combination to be filed with the SEC when they become available. Stockholders and other investors should read the Joint Proxy Statement/Consent Solicitation Statement/Prospectus carefully when it becomes available before making any voting or investment decisions.

Cautionary Statement Regarding Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Certain of these forward-looking statements can be identified by the use of words such as “anticipate,” “believe,” “could,” “continue,” “estimate,” “expect,” “forecast,” “intend,” “may,” “might,” “outlook,” “plan,” “possible,” “potential,” “predict,” “project,” “scheduled,” “seek,” “should,” “will,” “would” or similar expressions, but the absence of these words does not mean that a statement is not forward-looking. These statements are based on the beliefs and assumptions of the management of TLG and Electriq. Although TLG and Electriq believe that their respective plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, neither TLG nor Electriq can assure you that either will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, and any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Forward-looking statements contained in this communication include, but are not limited to, statements about the ability of TLG and Electriq prior to the consummation of the Merger and the related transactions (the “Business Combination”) to: execute their business strategy, including expansions in new geographies; meet the closing conditions to the Business Combination, including approval by stockholders of TLG and Electriq on the expected terms and schedule; realize the benefits expected from the proposed Business Combination; continue to develop new energy storage solutions and software-enabled services to meet constantly evolving customer demands; develop, design, and sell products and services that are differentiated from those of competitors; anticipate the impact of the COVID-19 pandemic and its effect on business and financial conditions; manage risks associated with operational changes in response to the COVID-19 pandemic; minimize supply chain risks by diversifying the sources of key product components while maintaining component acquisition costs; attract, train, and retain effective directors, officers and key technical and sales personnel; enhance future operating and financial results; comply with laws applicable to their business, including environmental, health and safety regulations and policies; stay abreast of modified or new laws and regulations applicable to their business, including any changes in technician qualification requirements or data and privacy regulation; anticipate the impact of, and respond to, new accounting standards; anticipate the significance and timing of contractual obligations; respond to the failure of customers and partners to comply with contractual obligations; manage operational risks associated with construction, utility interconnection and installation permitting; respond to fluctuations in foreign currency exchange rates and political unrest and regulatory changes in international markets from various events; deliver on contractual commitments with existing customers and convert non-binding letters of intent into binding agreements; maintain key strategic relationships with partners and customers; acquire new customers; respond to uncertainties associated with product and service development and market acceptance and adoption of solar and energy storage solutions; successfully defend litigation; upgrade and maintain information technology systems; access, collect, and use personal data about consumers; protect proprietary software and enforce intellectual property rights; anticipate rapid technological changes in the energy storage industry; meet future liquidity requirements and comply with any applicable restrictive covenants related to indebtedness; maintain the listing on, or the delisting of the securities of TLG or Electriq Power Holdings, Inc. from, the New York Stock Exchange (the “NYSE”) or an inability to have our securities listed on the NYSE or another national securities exchange following the Business Combination; effectively respond to general economic and business conditions; obtain additional capital, including use of the debt market and third-party project financing, on acceptable terms; successfully deploy the proceeds from the Business Combination; and those factors discussed in documents of TLG filed, or to be filed, with the SEC.